Exhibit 4.2

DESCRIPTION OF REGISTERED SECURITIES
As of December 31, 2019, PacWest Bancorp (“PacWest”) had only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.01 per share. The following summary description of the common stock of PacWest does not purport to be complete and is qualified in its entirety by reference to PacWest's Certificate of Incorporation and Second Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, as well as the Delaware General Corporation Law (“DGCL”).
General
Pursuant to PacWest's Certificate of Incorporation, PacWest has the authority to issue up to 200 million shares of common stock, par value $0.01 per share, and an additional 5 million shares of preferred stock, par value $0.01 per share. Each share of PacWest common stock has the same relative rights, and is identical in all respects, with each other share of PacWest common stock. PacWest common stock is traded on NASDAQ under the symbol "PACW."
Voting Rights
Holders of PacWest common stock will be entitled to one vote per share on all matters requiring stockholder action, including, but not limited to, the election of directors. Cumulative voting is permitted so long as the name of the candidates for whom such votes would be cast has been placed in nomination prior to voting and at least one stockholder has given notice at the meeting prior to voting of such stockholder's intention to cumulate votes. In an election of directors under cumulative voting, each share of voting stock is entitled to vote the number of votes to which such share would normally be entitled multiplied by the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Cumulative voting may enable a minority stockholder or group of stockholders to elect at least one representative to the PacWest Board of Directors (the "PacWest Board"). Without cumulative voting, the holders of a majority of the shares present at an annual meeting would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of a majority of the stockholders voting. Without cumulative voting, any director or the entire board of directors of a corporation may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote at an election of directors.
Dividends
Holders of PacWest common stock may receive dividends when, as and if declared by the PacWest Board out of funds legally available for payment of dividends, subject to any restrictions imposed by Federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Other restrictions on PacWest's ability to pay dividends are described below under "Restrictions on Dividends."
Liquidation Preference
Holders of common stock are not entitled to a liquidation preference in respect of their shares. Upon liquidation, dissolution or the winding up of PacWest, holders of PacWest common stock will be entitled to share ratably in all assets remaining after the payment of all liabilities of PacWest and of preferential amounts to which any preferred stock may be entitled.

Other Matters
The holders of PacWest common stock have no preemptive or other subscription rights. PacWest common stock is not subject to call or redemption.
Restrictions on Dividends
PacWest's ability to pay dividends or to repurchase its common stock are restricted by several factors. First, PacWest is incorporated in Delaware and is governed by the DGCL. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law, or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and/or for the preceding fiscal year. Under Delaware law, however, PacWest cannot pay dividends out of net profits if, after PacWest pays the dividend, PacWest's capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Furthermore, notification to the Federal Reserve Bank (“FRB”), is required prior to PacWest's declaring and paying a cash dividend to its stockholders during any period in which its quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Under such circumstances, PacWest may not pay a dividend should the FRB object until such time as PacWest receives approval from the FRB or no longer needs to provide notice under applicable regulations.
Restrictions on Ownership of PacWest's Common Stock
Under the Bank Holding Company Act (the “BHC Act”), any person or company is required to obtain the approval of the FRB before acquiring control of PacWest, which, among other things, includes the acquisition of ownership of or control over 25% or more of any class of voting securities of PacWest or the power to exercise a "controlling influence" over PacWest. In the case of an acquirer that is a bank or bank holding company, the BHC Act requires approval of the FRB for the acquisition of ownership or control of any voting securities of PacWest, if the acquisition results in the bank or bank holding company controlling more than 5% of the outstanding shares of any class of PacWest's voting securities. The Change in Bank Control Act prohibits a person, entity, or group of persons or entities acting in concert, from acquiring "control" of a bank holding company such as PacWest unless the FRB has been given prior notice and has not objected to the transaction. Under FRB regulations, the acquisition of 10% or more of a class of voting stock of PacWest would generally be deemed an acquisition of control of PacWest.
Anti-Takeover Provisions in the Certificate of Incorporation and Bylaws
Certain provisions of PacWest's Certificate of Incorporation and Bylaws could make it less likely that PacWest's management would be changed or someone would acquire voting control of PacWest without the consent of the PacWest Board. These provisions could delay, deter or prevent tender offers or takeover attempts that stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common stock.
Preferred Stock
The PacWest Board can at any time, under PacWest's Certificate of Incorporation and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of PacWest through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring PacWest's management could stop a takeover by preventing the person trying to take control of PacWest from acquiring enough voting shares necessary to take control.

Nomination Procedures
Holders of PacWest common stock can nominate candidates for the PacWest Board. A stockholder must follow the advance notice procedures described in the Bylaws. In general, to nominate a person for election to the PacWest Board of directors at a meeting of PacWest's stockholders, a stockholder must submit a written notice of the proposed nomination to PacWest's corporate secretary at least 90 but not more than 120 days before the meeting.
Amendment of Bylaws
        Under the Bylaws, the PacWest Board can adopt, amend or repeal the Bylaws, subject to limitations under the DGCL. PacWest's stockholders also have the power to amend or repeal the Bylaws.